UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

SECTION 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2021

Commission File Number: 000-15688

NOMAD ROYALTY COMPANY LTD.
(Translation of registrant’s name into English)

1275 Av. des Canadiens-de-Montréal, Suite 500
Montreal, Québec H3B 0G4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐    Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SUBMITTED HEREWITH

Exhibit Number	Description of Exhibit
99.1	Press release dated June 28, 2021.
99.2	NI 43-101 Technical Report entitled “An Updated NI 43-101 Technical Report on the Blyvoor Mine, South Africa” with an issue date of June 25, 2021 and an effective date of March 1, 2021
99.3	Cover letter dated June 28, 2021 to the securities regulatory authorities in each of the provinces of Canada
99.4	Consent of Qualified Person - Daniel (Daan) van Heerden
99.5	Consent of Qualified Person - Johan Odendaal
99.6	Consent of Qualified Person - Uwe Engelmann

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NOMAD ROYALTY COMPANY LTD.

Dated: June 30, 2021	By:	/s/ Vincent Metcalfe
Vincent Metcalfe
Chief Executive Officer

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